February 10, 2026

James J. Kim
Chief Executive Officer
Community West Bancshares
7100 North Financial Drive, Suite 101
Fresno, CA 93720

       Re: Community West Bancshares
           Registration Statement on Form S-4
           Filed February 4, 2026
           File No. 333-293199
Dear James J. Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance